Filed pursuant to Rule 433.  Registration Statement Nos. 333-184147 and 333-184147-01.

Building Tomorrow

Help avoid a gold melt down.

Gold has seen its worst two day(1) loss since 1983, and the future is uncertain.
The RBS Gold Trendpilot[TM] ETN tracks the RBS Gold Trendpilot[TM] Index which seeks to mitigate, to some extent, the risks associated with investing during long term bear markets by using a trend-following strategy to provide exposure to:

o Price of Gold Bullion; or
o 3-month US Treasury bills yield ("Cash Rate")

Use the trend-following strategy* to:

o Participate in the London Gold Bullion when it is trending up
o Provide potential protection when the London Gold Bullion is trending down

*If the closing level of the Price of Gold Bullion is at or above its historical
200-Index business day simple moving average for five consecutive Index business days, the RBS Gold Trendpilot[TM] Index will track the Price of Gold Bullion. If the Price of Gold Bullion level is below such moving average for five consecutive Index business days, the RBS Gold Trendpilot[TM] Index will track the Cash Rate.

The chart below illustrates the RBS Gold Trendpilot[TM] ETN year to date performance compared to the London Gold Bullion.

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Ticker: TBAR
RBS Gold Trendpilot(TM) ETN

Download:
Pricing Supplement | Factsheet

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Historical Performance (%) - as of 4/24/13
------------------------------------------ -------
                                           YTD (%)
RBS Gold Trendpilot[TM] ETN Daily
Redemption Value(2)                         -3.21
RBS Gold Trendpilot[TM] Index               -2.99
Price of Gold Bullion                      -13.82
Cash Rate as of 4/24/13: 0.05%

Source: Bloomberg. The graph above presents the historical performance of the
RBS Gold Trendpilot[TM] ETNs(2) and the Price of Gold Bullion over the specified period, with each based to 100 at the beginning of the period for ease of comparison purposes. The table above presents the actual performance of the
Index, the RBS Gold Trendpilot[TM] ETNs and the Price of Gold Bullion over the specified period. It is not possible to invest directly in an index. For information regarding the performance of the Index, see pages PS-12 to PS-16 of the pricing supplement to the RBS ETNs filed with the U.S. Securities and
Exchange Commission. Past performance does not guarantee future results.

Learn more about TBAR and trend-following strategies offered by RBS
usmarkets.rbs.com/etnUS or 855.RBS.ETPS (855.727.3877)

(1) Two days refer to Friday April 12th, 2013 and Monday April 18th, 2013.

(2) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.00% per annum when the RBS Gold Trendpilot™ Index is tracking the Price of Gold Bullion, and (ii) 0.50% per annum when the RBS Gold Trendpilot™ Index is tracking the Cash Rate.

FOR REGISTERED BROKER/DEALERS AND REGISTERED INVESTMENT ADVISERS ONLY. NOT FOR DISTRIBUTION TO INDIVIDUAL INVESTORS.

CERTAIN RISK CONSIDERATIONS: The RBS Gold Trendpilot™ ETNs (the "RBS ETNs") involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the RBS Gold Trendpilot™ Index (the "Index") must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Price of Gold Bullion, and is expected to perform poorly in volatile markets. **Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be limited and/or vary over time, as RBS plc is not required to maintain any listing of the RBS ETNs. The RBS ETNs are not principal protected and do not pay interest.** The intraday indicative value and the daily redemption value are not the same as the trading price or market price of the RBS ETNs in the secondary market. Any payment on the RBS ETNs is subject to the ability of RBS plc, as the issuer, and RBS Group plc, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland plc (RBS plc) and The Royal Bank of Scotland Group plc (RBS Group) have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RBS Gold Trendpilot™ Index (USD) is the property of The Royal Bank of Scotland plc, which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) ("S&P Dow Jones Indices") to maintain and calculate the Index. S&P Dow Jones Indices shall have no liability for any errors or omissions in calculating the Index. S&P® is a registered trademark of Standard & Poor's Financial Services LLC ("SPFS") and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed to S&P Dow Jones Indices. "Standard & Poor's®" and "S&P®" are registered trademarks of SPFS and together with the "Calculated by S&P Dow Jones Indices Custom" and its related stylized mark(s) have been licensed for use by RBSSI and its affiliates. The RBS Gold Trendpilot™ ETNs are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors, and neither S&P Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors make any representation regarding the advisability of investing in such RBS ETNs.

Copyright © 2013 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.

The Royal Bank of Scotland © 2013 rbs.com/etnus | rbs.com